Invest in Stay Cool

product | eating and drinking | health and fitness | main street | beverage

We Provide Kava and CBD Wellness Products

DRINKSTAYCOOL.COM AUSTIN TEXAS



Stay Cool
EASE THE MIND & BODY
Stay Cool
KAVA
PINEAPPLE WAVE
Stay Cool
KAVA
MANGO PASSION
KAVA
STRAWBERRY BLISS

Early Bird Terms: $99,000 Left

$1,000

of a $50,000-$1,070,000 goal from 1 investors

Invest via a **Future Equity Agreement**

~~$4M~~ $2M valuation cap

First $100K will invest in a SAFE with a $2M valuation cap and 10% discount.

Held in Escrow & Refundable. Stay Cool must raise $50,000 to get funded. Wefunder Portal LLC can refund upon request while funds are in escrow.

see more terms & learn more

see investor perks from $250 to $25,000



Stress has become a major issue in the U.S. and there's a need for healthy products to help manage it. After experiencing chronic stress, I turned to mother nature for answers. I discovered kava and figured if it could help me better manage stress then it might do the same for others. I'm hoping I can positively impact as many people as possible.

Tyler Adkins Founder & True Self Ambassador @ Stay Cool

Why you may want to invest in us...

1. We just partnered with 3 distributors - increases our exposure to more than 1,200 stores nationwide
2. On pace to double our revenue total from 2018 - currently in 75+ stores
3. The relaxation and stress-relief drinks market reached $294 MM in 2018 with yearly growth at 15.7%
4. Stay Cool is the only kava beverage in the market that is readily available nationwide
5. Awarded SPINS Top Product Trend for Health Beverages - 2019
6. Our CBD beverages will be available by Q4 2019; additional CBD products planned for 2020 (balms, gummies, pet soft chews)
7. Generated more than $143,000 to date through direct sales
8. We are a true health and wellness company that provides natural products to ease the mind and body from stress-induced symptoms

Our Team

AND OUR MAJOR ACCOMPLISHMENTS



Tyler Adkins

Founder & True Self Ambassador

Starting Stay Cool, a company I can proudly stand behind and say that our products have the ability to positively impact the lives of people everywhere



Steven Wiggins

Founder & Stay Cool Ambassador

Staying focused through many stressful jobs where I was overworked and unhealthy to find my calling at Stay Cool. Stay Cool changed my life and I can only hope it can be an eye opener for as many people as possible.

Why people love us

Tyler is an individual that shows all the characteristics of a confident leader. He has led his family and friends through many hard times and proves to be someone to lean on when the going gets tough.

Clayton Bush

Friend

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Some of our investors

Lorraine Papa

The Story of Stay Cool

Everyone has the ability to shine a light to make a difference in other people's lives. You cannot be afraid to utilize your talent or take the risk of exposing yourself. This is a philosophy the founders of Stay Cool wish to share with the world. By sharing their own life experiences when it comes to stress and anxiety, they want to inspire positive change and help others improve their mind and body.

Both Tyler and Steven believe the effect you have on others is the most valuable thing a person can do. They established Stay Cool as a way to encourage others to do what they love so that they can utilize their time on earth to positively impact those around them. Working as a technology and data security consultant for over 6 years showed Tyler first-hand how stress can impact people's lives in the workplace. His previous work took him all across the country and into a vast array of business environments where one thing remained constant – everyone is dealing with stress

The high demands of consulting and crazy work schedule had taken its toll on Tyler's mind and body. Making matters worse, Tyler was finding himself "living for the weekend" to drink and unwind after long hours at his job. Eventually, all of this led to him seeing a decline in his health which created panic attacks. After a visit to the doctor, Tyler was diagnosed with severe stress/anxiety. In typical fashion, he was given a prescription to "solve" the issue which only provided a band-aid to the underlying problem. Unhappy with his overall situation, Tyler realized that he needed to better himself.

After adopting a healthy lifestyle change of clean eating and working out, he ultimately came across kava as a natural supplement to help him relax at night. Not only did kava allow for him to sleep though the night without tossing and turning, but it helped relieve tension in the back of his neck. He thought if kava could do wonders for him, it could do the same for others. That is when he decided to speak with his good friend and future business partner Steven to tell him about kava. Ironically, Steven was going through his own issues with stress and anxiety at the time, both personally and professionally. After trying kava for himself, he was surprised that it was able to provide relaxation benefits to ease his own stress. Since Steven was at a point in his life where he wanted to make a career change and find a job that was more meaningful to his life, it only made sense for both him and Tyler to start a business that could truly make a difference. In order to live with greater purpose, the founders started Stay Cool so that they could provide a healthy alternative for stress relief.

It is a given that you will act differently when stress impacts the way you think and feel. If left untreated, the symptoms of stress not only create a long list of health issues like heart disease but it can ultimately cause us to lose track of who we really are as a person. In order to inspire positive change, Stay Cool is dedicated to helping others maintain a healthy balance by providing natural alternatives to ease the mind and body.

Our Current Products

Stay Cool manufactures functional, relaxation beverages that provide various stress reducing benefits. As the beverage industry continues to grow and create different segments, consumers are demanding products that provide relaxation qualities that are plant-based. That is where our products come into play. Our functional beverages contain natural, non-GMO ingredients and appeal to a wide range of needs.

Health markets like Whole Foods and Sprouts are requiring beverages to follow strict, clean labeling requirements. This means products need to have non-GMO ingredients with no artificial flavors or additives. With this in mind, we made sure to not cut any corners when developing our beverages. We only use high-quality, natural ingredients that will pass any clean labeling requirements. As for the label design itself, we wanted to make sure our product stood out when placed on a crowded grocery shelf. We created a label that was not only colorful, but encompassed a laid-back, tropical theme that people would find appealing.

As for additional products, we also sell snapback hats in order to generate another revenue stream and improve our marketing efforts. There are different styles of snapback hats available for purchase, each displaying a similar tropical theme that goes along with the look of our beverage labels. These have been sold to retailers currently selling our beverages as well as directly to consumers.

As for introducing additional products within the Stay Cool brand, we will be adding a whole new line of beverages that contain CBD. As the market expands for relaxation products, consumers are looking for natural ingredients that can deliver different types of benefits. Though CBD products are considered a separate market than relaxation drinks, it is only a matter of time until they are included in the same space.

In addition to our new beverage line, we have also made plans to include other relaxation based products that contain CBD. More information about our plans can be found in the **Future Outlook - CBD** section below.

So, What Exactly is Kava?

Kava is a tropical plant that is grown in South Pacific countries like Fiji and Vanuatu. Its ability to ease the mind and body makes it a natural remedy to things like stress, relaxation, sleep, and enhanced well-being. The process to make kava is very tedious - grind the roots into powder, place the powder in a bag, knead the kava with water to extract the active components, strain into a bowl, and finally, serve as a drink.

The end result is a bitter and earthy drink that contains wonderful benefits but doesn't taste great. As an alternative, Stay Cool provides kava that is not only ready-made but flavored with natural ingredients. We eliminate the need for customers to make their own kava or resort to purchasing it from unreliable companies. Our final product is a clean, better tasting kava for people to enjoy!

When to Drink Stay Cool and What to Expect

Kava is truly mother nature’s answer for all things stress. That is why people people down in the South Pacific have been drinking it for centuries. Though stress is very common, it can impact everyone differently - sleep issues, muscle tension, anxiety, restlessness, etc. What makes kava so unique is that it can alleviate all these stress-induced symptoms naturally. However, what makes drinking kava that much better is that it can be used specifically for a stress-induced situation or complement any relaxing activity:

The average consumer is always on the go, so it is crucial for products to be ready-made and convenient. This is a big reason reason why relaxation-based beverages like Stay Cool are in demand. Instead of taking pills, or tinctures, drinks are the preferred way for people to find stress relief. Our drinks not only provide the consumer the added freedom of taking Stay Cool when they need it the most, but we deliver a unique experience that consumers can enjoy. Why do we say this? Because drinking kava is truly a unique experience that no other drink can provide. Below is a quick rundown of what to expect when you drink Stay Cool for the first time.

Market Analysis and Opportunity

Demand for functional beverages is growing as consumers shift towards healthy choices. Even though there are countless functional drinks that help with energy and gut-health, there are very few products that actually focus on relaxation and stress relief. With stress affecting millions of people everyday, the relaxation beverage market is expected to grow substantially in the near future.

Just in the past 5 years, the relaxation beverage market has grown at a rate of 15.7% yearly.

READ MORE OF THE STORY

Investor Q&A

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What does your company do?

Stay Cool manufactures functional, relaxation beverages infused with kava and CBD. Sourced from mother nature, these plants provide stress reducing benefits that ease the mind and body. Stay Cool is available through a wide range of sales channels and we're capable of handling nationwide distribution.

Where will your company be in 5 years?

We hope to be one of the largest, most successful suppliers of relaxation and stress-relief beverages in the country. Stay Cool hopes to be a great target acquisition for larger beverage companies looking to bolster sales and appeal to changing consumer demands.

Why did you choose this idea?

Why is this a good idea, right now? What changed in the world? Why wasn't this done a few years ago?

What is your proudest accomplishment?

How far along are you? What's your biggest obstacle?

Who are your competitors? Who is the biggest threat?

What do you understand that your competitors don't?

How will you make money?

What are the biggest risks? If you fail, what would be the reason? What has to go right for you to succeed?

What do you need the most help with?

What would you do with the money you raise?

Tell us more about your team. How will that make Stay Cool successful?

Who are your customers?

What are the difficulties as a startup beverage company and how do you overcome those obstacles?

What's next for your business and why are you raising money now?

How will you use the funds raised on Wefunder to accomplish the next milestone?

Are you working with any distributors?

Financials

Stay Cool has financial statements ending August 26 2019. Our cash in hand is $8,430, as of August 2019. Over the three months prior, revenues averaged $10,250/month, cost of goods sold has averaged $7,630/month, and operational expenses have averaged $3,900/month.

At a Glance

January 1 to December 31

$57,693
Revenue

-$71,921
Net Loss

$47,973 +64%
Short Term Debt

$11,000
Raised in 2019

$8,430
Cash on Hand
As of 08/26/19

INCOME | BALANCE | NARRATIVE

A note from Wefunder. Unlike companies on the NASDAQ, early-stage startups have little operating history. Financial analysis is not as useful when there is limited data. It's more important to predict the size of the future market. If the founder achieves their vision, will enough customers pay the company enough money?

It's also common for fast-growing startups to lose money even faster: they are investing in future growth. In these cases, it's often better to check if the Cost of User Acquisition (CAC) is lower than the Lifetime Value (LTV) of that customer. If one spends $1000 today to make $10,000 over the next five years, that may be a smart bet. Amazon is a famous example of re-investing potential profits to maximize growth over 20 years.

Net Margin:	Gross Margin:	Return on Assets:	Earnings per Share:	Revenue per Employee:	Cash to Assets:	Revenue to Receivables:	Debt Ratio:
-125%	-20%	-238%	-$0.01	$28,846	34%	~	281%

Stay Cool Independent CPA Review 2019.pdf

Risks

1 The cost of kava has been known to fluctuate and as such, our profitability will change accordingly. We have back up suppliers lined up if our primary kava is not available. However, this can change costs as well since using a different provider may also adjust our profitability. We may not be able to increase prices to offset these increased costs without suffering reduced volume, sales and operating profit, and this could have an adverse effect on your investment.

2 If Stay Cool grows too quickly within the grocery market and doesn't have enough capital to account for promotional allowances, we would risk our commercial success. Each major grocery store or market requires products to provide money or resources to handle marketing efforts. This includes demos, sampling, discounts, and total price reductions. If we could not provide marketing spend to handle all the stores requirements, we risk commercial success.

3 If a product recall were to happen due to spoilage or contamination, the company would have to obtain all the bottles in question which has financial implications. Since the company could not generate revenue from the contaminated products, we would have to start a new production run with capital on hand. If there is not enough capital or resources available to run another production, we would not be able to fulfill orders.

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Details

The Board of Directors

DIRECTOR	OCCUPATION	JOINED
Tyler Adkins	Founder @ Stay Cool	2017
Steven Wiggins	Founder @ Stay Cool	2017

Officers

OFFICER	TITLE	JOINED
Tyler Adkins	Founder	2017
Steven Wiggins	Founder	2017

Voting Power

HOLDER	SECURITIES HELD	VOTING POWER
Steven Wiggins	5,000,000 Common Unit	50.0%
Tyler Adkins	5,000,000 Common Unit	50.0%

Past Equity Fundraises

DATE	AMOUNT	SECURITY
	$0	SAFE
05/2015	$1,000	Loan
05/2017	$1,000	Loan
05/2017	$10,000	Loan
06/2019	$11,000	Loan
06/2017	$8,000	Loan
12/2018	$50,000	Loan

Outstanding Debts

LENDER	ISSUED	AMOUNT	OUSTANDING	INTEREST	MATURITY	CURRENT?
Lauren Forge	05/05/2015	$1,000	$1,000	0.0%		Yes
Steven Kelson	05/05/2017	$10,000	$0	0.0%	05/05/2018	
Kristen Woods	05/05/2017	$1,000	$1,000	0.0%		Yes
ACCION	06/26/2017	$8,000	$1,258	12.5%	07/20/2020	Yes
PeopleFund	12/04/2018	$50,000	$43,204	9.25%	12/04/2023	Yes
Kabbage	06/28/2019	$11,000	$9,276	18.0%	07/18/2020	Yes

Related Party Transactions

Name	Kristen Woods
Amount Invested	$1,000
Transaction type	Loan
Issued	05/05/2017
Outstanding principal plus interest	$1,000 as of 10/2019
Interest	0.0 per annum
Outstanding	Yes
Current with payments	Yes
Relationship	Close friend to Tyler Adkins, the Company's Founder and CEO

This is a 0% interest loan without a maturity date. The agreed upon terms are that the founder will repay the loan once the company becomes profitable.

Name	Lauren Forge
Amount Invested	$1,000
Transaction type	Loan
Issued	05/05/2017
Outstanding principal plus interest	$1,000 as of 10/2019
Interest	0.0 per annum
Maturity	05/05/2019
Outstanding	Yes
Current with payments	Yes
Relationship	Close friend to Tyler Adkins, the Company's Founder and CEO

This is a 0% interest loan without a maturity date. The agreed upon terms are that the founder will repay the loan once the company becomes profitable.

Name	Steven Kelson
Amount Invested	$10,000
Transaction type	Loan
Issued	05/05/2017
Outstanding principal plus interest	$0 as of 10/2019
Interest	0.0 per annum
Maturity	08/05/2017
Relationship	Close friend to Tyler Adkins, the Company's Founder and CEO

Use of Funds

$50,000	55% - Production Runs (Ingredients, Materials, Tolling Fees, Shipping) 25% - Business Development, Marketing and Promotional Spend (Trade Shows, Paid Ads, Field Marketing) 12.5% - Salaries and Wages (Officer Salaries, Broker Fees) 7.5% - Wefunder Intermediary Fees
$1,070,000	35% - Production Runs of Current and New Products (Ingredients, Materials, Tolling Fees, Shipping, New Products Expansion) 35% - Business Development, Marketing and Promotional Spend (Trade Shows, Paid Ads, Field Marketing) 17% - Salaries and Wages (Officer Salaries, Broker Fees, Increase Headcount) 7.5% - Wefunder Intermediary Fees 5.5% - Operational and Business Processes Improvement (Implement Technology Solutions for Business Processes - Accounting, Data Collection and Sales Generation, Marketing Analytics, Supply Chain Automation)

Capital Structure

CLASS OF SECURITY	SECURITIES (OR AMOUNT) AUTHORIZED	SECURITIES (OR AMOUNT) OUTSTANDING	VOTING RIGHTS
Common Unit	10,000,000	10,000,000	Yes

The Funding Portal

Stay Cool is conducting a Regulation Crowdfunding offering via Wefunder Portal LLC.
CRD Number: #283503.

Form C Filing on EDGAR

The Securities and Exchange Commission hosts the **official Form C** on their EDGAR web site.